Exhibit 99.1

TEKMIRA PHARMACEUTICALS CORPORATION

Unaudited Interim Condensed Consolidated Financial Statements (expressed in Canadian dollars)

(Prepared in accordance with generally accepted accounting principles used in the

United States of America (U.S. GAAP))

2013 – Q3

Three and nine months ended September 30, 2013 and September 30, 2012

TEKMIRA PHARMACEUTICALS CORPORATION

Interim Condensed Consolidated Balance Sheets

(Unaudited)

(Expressed in Canadian Dollars)

(Prepared in accordance with U.S. GAAP)

	September 30 2013	December 31 2012
Assets
Current assets:
Cash and cash equivalents	$36,919,072	$46,785,518
Accounts receivable	4,106,997	1,069,437
Accrued revenue	1,164,840	2,361,836
Deferred expenses	254,569	429,221
Investment tax credits receivable	—	9,825
Prepaid expenses and other assets	892,522	327,609

Total current assets	43,338,000	50,983,446
Property and equipment	13,668,214	13,121,268
Less accumulated depreciation	(12,256,797)	(11,776,396)

Property and equipment, net of accumulated depreciation	1,411,417	1,344,872

Total assets	$44,749,417	$52,328,318

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable and accrued liabilities (note 4)	$4,412,527	$3,776,287
Deferred revenue (note 3)	4,453,488	3,127,629
Warrants (note 2)	5,105,173	3,994,449

Total current liabilities	13,971,188	10,898,365
Deferred revenue, net of current portion (note 3)	—	718,779

Total liabilities	13,971,188	11,617,144
Stockholders’ equity:
Common shares
Authorized—unlimited number with no par value
Issued and outstanding:
14,554,211 (December 31, 2012—14,305,356)	239,749,898	238,245,333
Additional paid-in capital	31,893,102	31,520,480
Deficit	(240,864,771)	(229,054,639)

Total stockholders’ equity	30,778,229	40,711,174

Total liabilities and stockholders’ equity	$44,749,417	$52,328,318

Nature of business and future operations (note 1)

Contingencies and commitments (note 6)

Subsequent events (note 7)

See accompanying notes to the interim condensed consolidated financial statements.

TEKMIRA PHARMACEUTICALS CORPORATION

Interim Condensed Consolidated Statements of Operations and Comprehensive Loss

(Unaudited)

(Expressed in Canadian Dollars)

(Prepared in accordance with U.S. GAAP)

	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012
Revenue (note 3)
Collaborations and contracts	$3,049,341	$2,055,934	$8,173,502	$8,221,763
Licensing fees, milestone and royalty payments	2,100	992,000	2,100	2,010,100

Total revenue	3,051,441	3,047,934	8,175,602	10,231,863

Expenses
Research, development, collaborations and contracts	5,670,974	3,101,825	14,920,628	10,810,861
General and administrative	989,061	1,504,637	2,782,226	5,730,051
Depreciation of property and equipment	152,852	214,701	480,401	681,487

Total expenses	6,812,887	4,821,163	18,183,255	17,222,399

Loss from operations	(3,761,446)	(1,773,229)	(10,007,653)	(6,990,536)
Other income (losses)
Interest income	132,891	25,631	431,694	79,170
Foreign exchange gains (losses)	54,016	56,891	(14,425)	61,770
Warrant issuance costs	—	—	—	(47,000)
Increase in fair value of warrant liability	(2,508,059)	(1,744,734)	(2,219,748)	(1,622,078)

Net loss and comprehensive loss	$(6,082,598)	$(3,435,441)	$(11,810,132)	$(8,518,674)

Loss per common share
Basic and diluted	$(0.42)	$(0.25)	$(0.82)	$(0.63)
Weighted average number of common shares
Basic and diluted	14,511,760	14,006,774	14,421,444	13,596,800

See accompanying notes to the interim condensed consolidated financial statements.

TEKMIRA PHARMACEUTICALS CORPORATION

Interim Condensed Consolidated Statement of Stockholders’ Equity

For the nine months ended September 30, 2013

(Unaudited)

(Expressed in Canadian Dollars)

(Prepared in accordance with U.S. GAAP)

	Number of shares	Share capital	Additional paid-in capital	Deficit	Total stockholders’ equity
Balance, December 31, 2012	14,305,356	$238,245,333	$31,520,480	$(229,054,639)	$40,711,174
Stock-based compensation	—	—	477,008	—	477,008
Issuance of common shares pursuant to exercise of options	44,475	219,197	(104,386)	—	114,811
Issuance of common shares pursuant to exercise of warrants	204,380	1,285,368	—	—	1,285,368
Net loss	—	—	—	(11,810,132)	(11,810,132)

Balance, September 30, 2013	14,554,211	$239,749,898	$31,893,102	$(240,864,771)	$30,778,229

See accompanying notes to the interim condensed consolidated financial statements.

TEKMIRA PHARMACEUTICALS CORPORATION

Interim Condensed Consolidated Statements of Cash Flow

(Unaudited)

(Expressed in Canadian Dollars)

(Prepared in accordance with U.S. GAAP)

	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012
OPERATING ACTIVITIES
Loss for the period	$(6,082,598)	$(3,435,441)	$(11,810,132)	$(8,518,674)
Items not involving cash:
Depreciation of property and equipment	152,852	214,701	480,401	681,487
Stock-based compensation expense	226,473	140,656	477,008	469,230
Foreign exchange losses arising on foreign currency cash balances	16,516	16,362	25,630	55,646
Warrant issuance costs	—	—	—	47,000
Change in fair value of warrant liability	2,508,059	1,744,734	2,219,748	1,622,078
Net change in non-cash operating items:
Accounts receivable	(2,374,841)	(99,998)	(3,037,560)	(1,068,971)
Accrued revenue	2,057,996	10,811	1,196,996	87,580
Deferred expenses	52,017	141,346	174,652	300,000
Investment tax credits receivable	9,825	207,635	9,825	321,207
Prepaid expenses and other assets	(37,694)	(80,958)	(564,913)	(1,120)
Accounts payable and accrued liabilities	(775,571)	76,515	636,240	(939,189)
Deferred revenue	491,352	(230,965)	607,080	(388,246)

Net cash (used in) operating activities	(3,755,614)	(1,294,602)	(9,585,025)	(7,331,972)

INVESTING ACTIVITIES
Proceeds from sale of property and equipment	—	2,488	—	2,488
Acquisition of property and equipment	(123,165)	—	(546,946)	(12,767)

Net cash provided by (used in) investing activities	(123,165)	2,488	(546,946)	(10,279)

FINANCING ACTIVITIES
Proceeds from issuance of common shares and warrants, net of issuance costs	—	—	—	3,841,515
Issuance of common shares pursuant to exercise of options	22,794	3,640	114,811	5,140
Issuance of common shares pursuant to exercise of warrants	55,569	—	176,344	—

Net cash provided by financing activities	78,363	3,640	291,155	3,846,655

Foreign exchange losses arising on foreign currency cash balances	(16,516)	(16,362)	(25,630)	(55,646)

Decrease in cash and cash equivalents	(3,816,932)	(1,304,836)	(9,866,446)	(3,551,242)
Cash and cash equivalents, beginning of period	40,736,004	6,937,728	46,785,518	9,184,134

Cash and cash equivalents, end of period	$36,919,072	$5,632,892	$36,919,072	$5,632,892

Supplemental cash flow information
Fair value of warrants exercised on a cashless basis	$698,120	$—	$920,345	$—
Investment tax credits received	$9,825	$207,635	$9,825	$321,207
Fair value of warrants issued in conjunction with public offering	$—	$—	$—	$850,358

See accompanying notes to the interim condensed consolidated financial statements.

TEKMIRA PHARMACEUTICALS CORPORATION

Notes to Interim Condensed Consolidated financial statements (unaudited)

(Expressed in Canadian dollars)

Three and nine months ended September 30, 2013 and September 30, 2012

1. Nature of business and future operations

Tekmira Pharmaceuticals Corporation (the “Company”) is a Canadian biopharmaceutical business focused on advancing novel RNA interference therapeutics and providing its leading lipid nanoparticle delivery technology to pharmaceutical partners.

The success of the Company is dependent on obtaining the necessary regulatory approvals to bring its products to market and achieve profitable operations. The continuation of the research and development activities and the commercialization of its products are dependent on the Company’s ability to successfully complete these activities and to obtain adequate financing through a combination of financing activities and operations. It is not possible to predict either the outcome of future research and development programs or the Company’s ability to fund these programs in the future.

2. Significant accounting policies

Basis of presentation

These unaudited interim condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles of the United States of America (“U.S. GAAP”) for interim financial statements and accordingly, do not include all disclosures required for annual financial statements.

These statements should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto for the year ended December 31, 2012 and included in the Company’s 2012 annual report on Form 20-F.

The unaudited interim condensed consolidated financial statements reflect, in the opinion of management, all adjustments and reclassifications necessary to present fairly the financial position, results of operations and cash flows at September 30, 2013 and for all periods presented.

The results of operations for the three and nine months ended September 30, 2013 and September 30, 2012 are not necessarily indicative of the results for the full year.

These interim condensed consolidated financial statements follow the same significant accounting policies as those described in the notes to the audited consolidated financial statements of the Company for the year ended December 31, 2012.

These interim condensed consolidated financial statements include the accounts of the Company and its two wholly-owned subsidiaries, Protiva Biotherapeutics Inc. (“Protiva”) and Protiva Biotherapeutics (USA), Inc. All intercompany transactions and balances have been eliminated on consolidation.

Income or loss per share

Income or loss per share is calculated based on the weighted average number of common shares outstanding. Diluted loss per share does not differ from basic loss per share since the effect of the Company’s stock options and warrants are anti-dilutive. Diluted income per share is calculated using the treasury stock method which uses the weighted average number of common shares outstanding during the period and also includes the dilutive effect of potentially issuable common shares from outstanding stock options and warrants. At September 30, 2013, potential common shares of 3,163,771 (September 30, 2012 – 3,675,159) were excluded from the calculation of net loss per common share because their inclusion would be anti-dilutive.

Fair value of financial instruments

We measure certain financial instruments and other items at fair value.

To determine the fair value, we use the fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs market participants would use to value an asset or liability and are developed based on market data obtained from independent sources. Unobservable inputs are inputs based on assumptions about the factors market participants would use to value an asset or liability. The three levels of inputs that may be used to measure fair value are as follows:

•	Level 1 inputs are quoted market prices for identical instruments available in active markets.

TEKMIRA PHARMACEUTICALS CORPORATION

Notes to Interim Condensed Consolidated financial statements (unaudited)

(Expressed in Canadian dollars)

Three and nine months ended September 30, 2013 and September 30, 2012

•

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability either directly or indirectly. If the asset or liability has a contractual term, the input must be observable for substantially the full term. An example includes quoted market prices for similar assets or liabilities in active markets.

•	Level 3 inputs are unobservable inputs for the asset or liability and will reflect management’s assumptions about market assumptions that would be used to price the asset or liability.

The following tables present information about the Company’s assets and liabilities that are measured at fair value on a recurring basis, and indicates the fair value hierarchy of the valuation techniques used to determine such fair value:

	Level 1	Level 2	Level 3	September 30, 2013
Assets
Cash and cash equivalents	$36,919,072	—	—	$36,919,072

Liabilities
Warrants	—	—	$5,105,173	$5,105,173

	Level 1	Level 2	Level 3	December 31, 2012
Assets
Cash and cash equivalents	$46,785,518	—	—	$46,785,518

Liabilities
Warrants	—	—	$3,994,449	$3,994,449

The following table presents the changes in fair value of the Company’s warrants:

Liability at January 1, 2013	$3,994,449
Fair value of warrants exercised in the period	(1,109,024)
Increase in fair value of warrant liability	2,219,748

Liability at September 30, 2013	$5,105,173

The change in fair value of warrant liability for the nine months ended September 30, 2013 is recorded in the statement of operations and comprehensive loss.

The weighted average Black-Scholes warrant-pricing assumptions and the resultant fair values for warrants outstanding at September 30, 2013 and at December 31, 2012 are as follows:

	September 30, 2013	December 31, 2012
Dividend yield	0.00%	0.00%
Expected volatility	52.39%	40.00%
Risk-free interest rate	1.21%	1.28%
Expected average term	1.8 years	3.8 years
Fair value of warrants outstanding	$4.45	$2.51
Aggregate fair value of warrants outstanding	$5,105,173	$3,994,449

Recent accounting pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board (FASB) or other standard setting bodies that are adopted by the Company as of the specified effective date. Unless otherwise discussed, we believe that the impact of recently issued standards that are not yet effective will not have a material impact on our financial position or results of operations upon adoption.

TEKMIRA PHARMACEUTICALS CORPORATION

Notes to Interim Condensed Consolidated financial statements (unaudited)

(Expressed in Canadian dollars)

Three and nine months ended September 30, 2013 and September 30, 2012

In December 2011, the FASB issued ASU 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities. This newly issued accounting standard requires an entity to disclose both gross and net information about instruments and transactions eligible for offset in the balance sheet as well as instruments and transactions executed under a master netting or similar arrangement and was issued to enable users of financial statements to understand the effects or potential effects of those arrangements on its balance sheet. This ASU is required to be applied retrospectively and is effective for fiscal years, and interim periods within those years, beginning on or after January 1, 2013. The adoption of this standard did not impact the Company’s financial position or statement of operations.

In February 2013, the FASB issued amendments to the accounting guidance for presentation of comprehensive income to improve the reporting of reclassifications out of accumulated other comprehensive income. The amendments do not change the current requirements for reporting net income or other comprehensive income, but do require an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where the net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under GAAP that provide additional detail about these amounts. For public companies, these amendments are effective prospectively for reporting periods beginning after December 15, 2012. The adoption of this guidance did not impact our consolidated financial statements.

3. Collaborations, contracts and licensing agreements

The following tables set forth revenue recognized under collaborations, contracts and licensing agreements:

	Three months ended September 30		Nine months ended September 30
	2013	2012	2013	2012
Collaborations and contracts
DoD (a)	$2,917,593	$1,879,314	$7,400,462	$7,808,645
Alnylam (b)	—	—	—	9,713
BMS (c)	105,423	129,353	676,758	314,243
Other RNAi collaborators (d)	26,325	47,267	96,283	89,162

Total research and development collaborations and contracts	3,049,341	2,055,934	8,173,502	8,221,763
Licensing fees, milestone and royalty payments
Alnylam milestone payments (b)	—	—	—	1,018,100
Spectrum and Talon payments (e)	2,100	992,000	2,100	992,000

Total licensing fees and milestone payments	2,100	992,000	2,100	2,010,100

Total revenue	$3,051,441	$3,047,934	$8,175,602	$10,231,863

The following table sets forth deferred collaborations and contracts revenue:

	September 30, 2013	December 31, 2012
DoD (a)	$2,665,761	$1,381,922
BMS current portion (c)	1,787,727	1,745,707

Deferred revenue, current portion	4,453,488	3,127,629
BMS long-term portion (c)	—	718,779

Total deferred revenue	$4,453,488	$3,846,408

TEKMIRA PHARMACEUTICALS CORPORATION

Notes to Interim Condensed Consolidated financial statements (unaudited)

(Expressed in Canadian dollars)

Three and nine months ended September 30, 2013 and September 30, 2012

(a) Contract with United States Government’s Department of Defense (“DoD”) to develop TKM-Ebola

On July 14, 2010, the Company signed a contract with the DoD to advance TKM-Ebola, an RNAi therapeutic utilizing the Company’s lipid nanoparticle technology to treat Ebola virus infection.

In stage one of the contract, funded as part of the Transformational Medical Technologies program, the Company was initially eligible to receive targeted funding of US$34.8 million. This stage one funding is for the development of TKM-Ebola including completion of preclinical development, filing an Investigational New Drug application with the United States Food and Drug Administration (“FDA”) and completing a Phase 1 human safety clinical trial. On May 8, 2013, the Company announced that the contract had been modified to support development plans that integrate recent advancements in lipid nanoparticle (“LNP”) formulation and manufacturing technologies. The contract modification increased the stage one targeted funding to US$41.7 million.

The DoD has the option of extending the contract beyond stage one to support the advancement of TKM-Ebola through to the completion of clinical development and FDA approval. Based on the contract’s budget this would provide the Company with approximately US$140.0 million in funding for the entire program.

Under the contract, the Company is reimbursed for costs incurred, including an allocation of overhead costs, and is paid an incentive fee. During the fiscal year, at the end of each quarter, the Company estimates its labour and overhead rates for the current year and uses these estimates to estimate and record revenue earned to date. At the end of the year the actual labour and overhead rates are calculated and revenue is adjusted accordingly. The Company’s actual labour and overhead rates will differ from its estimated rates based on actual costs incurred and the proportion of the Company’s efforts on contracts and internal products versus indirect activities.

Within minimum and maximum collars, the amount of incentive fee the Company can earn under the contract varies based on actual costs incurred versus targeted costs. During the contractual period, incentive fee revenue and total costs are impacted by management’s estimate and judgments which are continuously reviewed and adjusted as necessary using the cumulative catch-up method. At this time, the Company is not able to make a reliable estimate of the final contract costs, so, only the minimum incentive fee achievable and earned has been recognized.

(b) License and collaboration with Alnylam Pharmaceuticals, Inc. (“Alnylam”)

Settlement of litigation with Alnylam and AlCana Technologies Inc. (“AlCana”)

On March 16, 2011, the Company filed a complaint against Alnylam. On November 12, 2012, the Company entered into an agreement to settle all litigation between the Company and Alnylam and AlCana (the “Settlement”) and also entered into a new licensing agreement with Alnylam that replaces all earlier licensing, cross-licensing, collaboration, and manufacturing agreements. The Company expects to enter into a separate cross license agreement with AlCana which will include milestone and royalty payments and AlCana has agreed not to compete in the ribonucleic acid interference (“RNAi”) field for five years. In conjunction with the Settlement, in November 2012, the Company paid AlCana $298,080 (US$300,000). A further $1,545,450 (US$1,500,000), which the Company expects to pay upon the execution of a cross license agreement with AlCana, was included in research, development, collaborations and contracts expenses in the year ended December 31, 2012.

As a result of the new Alnylam license agreement, on November 26, 2012, the Company received $65,039,000 (US$65,000,000) in cash from Alnylam. This includes US$30,000,000 associated with the termination of the manufacturing agreement and US$35,000,000 associated with the termination of the previous license agreements, as well as a modification of the milestone and royalty schedules associated with Alnylam’s ALN-VSP, ALN-PCS, and ALN-TTR programs. In addition, Alnylam has transferred all agreed upon patents and patent applications related to LNP technology for the systemic delivery of RNAi therapeutic products, including the MC3 lipid family, to the Company, who will own and control prosecution of this intellectual property portfolio. The Company is the only entity able to sublicense its LNP intellectual property in future platform-type relationships. Alnylam has a license to use the Company’s intellectual property to develop and commercialize products and may only grant access to the Company’s LNP technology to its partners if it is part of a product sublicense. Alnylam will pay the Company milestones and royalties as Alnylam’s LNP-enabled products are developed and commercialized.

TEKMIRA PHARMACEUTICALS CORPORATION

Notes to Interim Condensed Consolidated financial statements (unaudited)

(Expressed in Canadian dollars)

Three and nine months ended September 30, 2013 and September 30, 2012

The new licensing agreement with Alnylam also grants the Company intellectual property rights to develop its own proprietary RNAi therapeutics. Alnylam has granted the Company a worldwide license for the discovery, development and commercialization of RNAi products directed to thirteen gene targets – three exclusive and ten non-exclusive licenses – provided that they have not been committed by Alnylam to a third party or are not otherwise unavailable as a result of the exercise of a right of first refusal held by a third party or are part of an ongoing or planned development program of Alnylam. Licenses for five of the ten non-exclusive targets – ApoB, PLK1, Ebola, WEE1, and CSN5 – have already been granted, along with an additional license for ALDH2, which has been granted on an exclusive basis. In consideration for this license, the Company has agreed to pay single-digit royalties to Alnylam on product sales and have milestone obligations of up to US$8,500,000 on the non-exclusive licenses (with the exception of TKM-Ebola, which has no milestone obligations). Alnylam no longer has “opt-in” rights to the Company’s lead oncology product, TKM-PLK1, so the Company now holds all development and commercialization rights related TKM-PLK1. The Company will have no milestone obligations on the three exclusive licenses.

On June 21, 2013, the Company transferred manufacturing process technology to Ascletis Pharmaceuticals (Hangzhou) Co., Ltd. (“Ascletis”) to enable them to produce ALN-VSP, a product candidate licensed to them by Alnylam. The Company believes that under the new licensing agreement with Alnylam, the technology transfer to Ascletis triggers a US$5,000,000 milestone obligation from Alnylam to the Company. However, Alnylam has demanded a declaration that the Company has not yet met its milestone obligations. The Company disputes Alnylam’s position. To remedy this dispute, the Company and Alnylam have commenced arbitration proceedings as provided for under the agreement. The Company has not recorded any revenue in respect of this milestone.

(c) Bristol-Myers Squibb (“BMS”) collaboration

On May 10, 2010, the Company announced the expansion of its research collaboration with BMS. Under the new agreement, BMS uses small interfering RNA (“siRNA”) molecules formulated by the Company in LNP technology to silence target genes of interest. BMS is conducting the preclinical work to validate the function of certain genes and share the data with the Company. The Company can use the preclinical data to develop RNAi therapeutic drugs against the therapeutic targets of interest. The Company received $3,233,400 (US$3,000,000) from BMS concurrent with the signing of the agreement and recorded the amount as deferred revenue. The Company is required to provide a pre-determined number of LNP batches over the four-year agreement. BMS has a first right to negotiate a licensing agreement on certain RNAi products developed by the Company that evolve from BMS validated gene targets.

Revenue from the May 10, 2010, agreement with BMS is being recognized as the Company produces the related LNP batches.

(d) Other RNAi collaborators

The Company has active research agreements with a number of other RNAi collaborators.

(e) License agreement with Talon Therapeutics, Inc. (“Talon”, formerly Hana Biosciences, Inc.)

On May 6, 2006, the Company signed a number of agreements with Talon including the grant of worldwide licenses (the “Talon License Agreement”) for three of the Company’s chemotherapy products, Marqibo®, AlocrestTM (Optisomal Vinorelbine) and BrakivaTM (Optisomal Topotecan).

On August 9, 2012, the Company announced that Talon had received accelerated approval for Marqibo from the FDA for the treatment of adult patients with Philadelphia chromosome negative acute lymphoblastic leukemia in second or greater relapse or whose disease has progressed following two or more anti-leukemia therapies. Marqibo is a liposomal formulation of the chemotherapy drug vincristine. In the three months ended September 30, 2012, the Company received a milestone of $992,000 (US$1,000,000) based on the FDA’s approval of Marqibo and will receive royalty payments based on Marqibo’s commercial sales. There are no further milestones related to Marqibo but the Company is eligible to receive total milestone payments of up to US$18,000,000 on Alocrest and Brakiva.

TEKMIRA PHARMACEUTICALS CORPORATION

Notes to Interim Condensed Consolidated financial statements (unaudited)

(Expressed in Canadian dollars)

Three and nine months ended September 30, 2013 and September 30, 2012

Talon was acquired by Spectrum Pharmaceuticals, Inc. (“Spectrum”) in July, 2013. The acquisition does not affect the terms of the license between Talon and the Company.

On September 3, 2013, Spectrum announced that they had shipped the first commercial orders of Marqibo. On October 30, 2013, the Company received its first Marqibo royalty payment from Spectrum of $2,100 (US$2,038) in respect of sales in the three months ended September 30, 2013. In the three months ended September 30, 2013, the Company accrued $53 in royalties due to TPC in respect of the Marqibo royalty due to the Company (see note 6).

4. Accounts payable and accrued liabilities

Accounts payable and accrued liabilities are comprised of the following:

	September 30, 2013	December 31, 2012
Trade accounts payable	$801,315	$801,701
Research and development accruals	524,570	308,917
License fee accruals	1,545,450	1,641,585
Professional fee accruals	606,674	599,058
Deferred lease inducements	25,000	47,834
Other accrued liabilities	909,518	377,192

	$4,412,527	$3,776,287

5. Concentration of credit risk

Credit risk is defined by the Company as an unexpected loss in cash and earnings if a collaborative partner is unable to pay its obligations in due time. The Company’s main source of credit risk is related to its accounts receivable balance which principally represents temporary financing provided to collaborative partners in the normal course of operations. Accounts receivable from the DoD as at September 30, 2013 were $4,009,735 and represent 98% of total accounts receivable as at that date (December 31, 2012—$947,802 and 89%).

The Company does not currently maintain a provision for bad debts as the majority of accounts receivable are from collaborative partners or government agencies and are considered low risk.

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at September 30, 2013 was the accounts receivable balance of $4,106,997 (December 31, 2012—$1,069,437).

All accounts receivable balances were current as at September 30, 2013 and December 31, 2012.

6. Contingencies and commitments

Product development partnership with the Canadian Government

The Company entered into a Technology Partnerships Canada (“TPC”) agreement with the Canadian Federal Government on November 12, 1999. Under this agreement, TPC agreed to fund 27% of the costs incurred by the Company, prior to March 31, 2004, in the development of certain oligonucleotide product candidates up to a maximum contribution from TPC of $9,329,912. As at September 30, 2013, a cumulative contribution of $3,701,571 had been received and the Company does not expect any further funding under this agreement. In return for the funding provided by TPC, the Company agreed to pay royalties on the share of future licensing and product revenue, if any, that is received by the Company on certain non-siRNA oligonucleotide product candidates covered by the funding under the agreement. These royalties are payable until a certain cumulative payment amount is achieved or until a pre-specified date. In addition, until a cumulative amount equal to the funding actually received under the agreement has been paid to TPC, the Company agreed to pay a 2.5% royalty on any royalties the Company receives for Marqibo.

TEKMIRA PHARMACEUTICALS CORPORATION

Notes to Interim Condensed Consolidated financial statements (unaudited)

(Expressed in Canadian dollars)

Three and nine months ended September 30, 2013 and September 30, 2012

In the three months ended September 30, 2013, the Company began to earn royalties on Marqibo (see note 3(e)) and has accrued $53 in royalties payable to TPC. The remaining contingently payable balance with TPC as of September 30, 2013 was $3,701,518.

Contingently payable promissory notes

On March 25, 2008, Protiva declared dividends totaling US$12,000,000. The dividends were paid by Protiva issuing promissory notes on May 23, 2008. Recourse against Protiva for payment of the promissory notes will be limited to Protiva’s receipt, if any, of up to US$12,000,000 in license payments from Merck. Protiva will pay these funds if and when it receives them, to the former Protiva shareholders in satisfaction of the promissory notes. As contingent items the US$12,000,000 receivable and the related promissory notes payable are not recorded in the Company’s consolidated balance sheet.

License and collaboration agreement with Halo-Bio RNAi Therapeutics, Inc. (“Halo-Bio”)

On August 24, 2011, the Company entered into a license and collaboration agreement with Halo-Bio. Under the agreement, Halo-Bio granted the Company an exclusive license to its multivalent ribonucleic acid (“MV-RNA”) technology. The agreement provides for the companies to work together to design and develop MV-RNA molecules to gene targets of interest to the Company and to combine MV-RNA molecules with the Company’s LNP technology to develop therapeutic products.

The Company paid Halo-Bio an initial license fee of $97,940 (US$100,000) and recorded this amount as a research, development, collaborations and contracts expense in the year ended December 31, 2011.

The agreement was amended on August 8, 2012, to adjust the future license fees and other contingent payments. The Company recorded a further $447,780 (US$450,000) in license fees to research, development, collaborations and contracts expense in the year ended December 31, 2012, in respect of the agreement.

The Company terminated the agreement with Halo-Bio on July 31, 2013. There are no further payments due or contingently payable to Halo-Bio.

License agreement with Marina Biotech, Inc. (“Marina”)

On November 29, 2012, the Company announced a worldwide, non-exclusive license to a novel RNAi payload technology called Unlocked Nucleobase Analog (“UNA”) from Marina for the development of RNAi therapeutics.

UNA technology can be used in the development of RNAi therapeutics, which treat disease by silencing specific disease causing genes. UNAs can be incorporated into RNAi drugs and have the potential to improve them by increasing their stability and reducing off-target effects.

Under the license agreement, in the year ended December 31, 2012, the Company paid Marina an upfront fee of $298,098 (US$300,000). A further license payment of $203,200 (US$200,000) was expensed in March 2013 and the Company will make milestone payments of up to US$3,250,000 plus royalties on each product developed by the Company that uses Marina’s UNA technology. The upfront fee and license payment were expensed to research, development, collaborations and contracts expense.

Effective August 9, 2013, Marina’s UNA technology was acquired by Arcturus Therapeutics, Inc. (“Arcturus”) and the UNA license agreement between the Company and Marina was assigned to Arcturus. The terms of the license are otherwise unchanged.

7. Subsequent events

Public Offering Financing

On October 22, 2013, the Company announced that it had completed an underwritten public offering of 3,750,000 common shares, at a price of $8.23 (US$8.00) per share, representing gross proceeds of $30,867,000 (US$30,000,000). On November 1, 2013, the offering’s underwriter completed the exercise of its over-allotment option to purchase a further 562,500 shares at $8.34 (US$8.00) bringing the aggregate financing gross proceeds to $35,559,150 (US$34,500,000). The estimated cost of the financing, including commissions and professional fees, is $2,442,219, resulting in net estimated proceeds of $33,116,931 (US$32,130,000).

US$5,000,000 milestone from Alnylam

On November 10, 2013, Alnylam disclosed that it had initiated a Phase III trial with ALN-TTR02, also known as patisiran, and the associated US$5,000,000 development milestone payable to the Company has now been triggered.